18001296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING Received FEB 27 2018 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Advisory Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 S. Figueroa Street, Suite 2601
(No. and Street)

Los Angeles	CA	90015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas E. Reynolds 626-316-6090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050	Glendale	Colorado	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

OATH OR AFFIRMATION

I, Douglas E. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Advisory Partners, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas E Reynolds
Signature
President
Title

PLEASE SEE ATTACHED, NOTARY PUBLIC
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 20 (*Date*) day of February (*Month*), 2018 (*Year*)

by Douglas E. Reynolds

Name of Signers

proved to me on the basis of satisfactory evidence to be the person~~(s) who~~ appeared before me.

Signature: [signature]
Signature of Notary Public

LOURDES IRENE CASTRO
Notary Public - California
Los Angeles County
Commission # 2159871
My Comm. Expires Jul 15, 2020

Seal
Place Notary Seal Above

-- OPTIONAL --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or affirmation

Document Date: Dec. 31. 2017

Number of Pages: 19

Signer~~(s)~~ Other Than Named Above: ____________

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2017
and Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC-7)

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reynolds Advisory Partners, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on Reynolds Advisory Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reynolds Advisory Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Reynolds Advisory Partners, LLC's auditor since 2009.
Denver, Colorado
February 12, 2018

Reynolds Advisory Partners LLC
STATEMENT OF FINANCIAL CONDITION
Dec 31, 2017

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 83,847.73
Accounts Receivable	46,216.59
Prepaid expenses	3,763.20
Total Current Assets	133,827.52
PROPERTY AND EQUIPMENT, at cost:	
Equipment	33,357.79
Furniture	20,319.58
	53,677.37
Less accumulated depreciation	(53,677.37)
Net property and equipment	0.00
Other Assets:	
Deposit	2,000.00
Total Assets	$ 135,827.52

Reynolds Advisory Partners LLC
STATEMENT OF FINANCIAL CONDITION
Dec 31, 2017

CURRENT LIABLILITIES:		
Accrued expenses	$	19,250.00
Total Current Liabilities		19,250.00
MEMBER'S EQUITY		116,577.52
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	135,827.52

Reynolds Advisory Partners LLC
STATEMENT OF OPERATIONS
Year Ended Dec 31, 2017

REVENUES:	
Services Income	$ 1,565,350.00
Interest Income	494.82
	1,565,844.82
OPERATING EXPENSES:	
Payroll, taxes and benefits	999,171.49
Commissions	230,570.00
Rent	71,326.25
Computer and Internet	63,715.41
Office Expense	33,933.57
Professional Fees	45,518.06
Travel	18,443.76
Telephone	11,764.20
Advertising	33,363.45
Automobile Expense	2,628.07
Miscellaneous	18,444.03
Business Licenses and Permits	20.00
Regulatory fees / FINRA	8,466.58
Insurance Expense	5,134.80
Total Operating Expenses	1,542,499.67
NET PROFIT/LOSS	$ 23,345.15

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE, JANUARY 1, 2017	$ 431,332.37
Member distribution	(338,100.00)
Net profit/loss	23,345.15
BALANCE, DECEMBER 31, 2017	$ 116,577.52

See Accountant's Compilation Report

Reynolds Advisory Partners LLC
STATEMENT OF CASH FLOWS
Year Ended Dec 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	23,345.15
Adjustments to reconcile Net Income (Loss) to Net Cash used by operations:		
Increase (decrease) in cash resulting from changes in:		
Accounts Receivable		(13,557.80)
Prepaid expenses		11,494.23
Accounts Payable		11,004.68
NET CASH PROVIDED BY OPERATING ACTIVITIES		32,286.26
CASH FLOWS FROM FINANCING ACTIVITIES		
Member 1 Draws	$	(337,700.00)
Member contributions		(400.00)
Net cash sued for financing activities		(338,100.00)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(305,813.74)
CB Main 1476		4,992.82
CB Payroll 1484		1,930.23
RAP MM 1590		382,738.42
Total Cash at Beginning of Period		**389,661.47**
Cash at End of Period	**$**	**83,847.73**

See Accountant's Compilation Report

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

A. Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a California Limited Liability Company specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at December 31, 2017.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

A. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "Advisory services" in the accompanying statement of operations.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The Company does file a Limited Liability Company Return of Income for the state of California. Accordingly, no federal income tax expense has been recorded in the financial statements. Income of the Company is taxed on the federal level to the member in its tax return.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2017 revealed no uncertain tax positions that would have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2017.

A. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Subsequent Events

Management has reviewed subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued.

C. Significant Clients

The Company derived 89% of their revenue from two key clients during the year ended December 31, 2017. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2017, the Company's net capital was $64,598 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 6% of compensation. In 2017, the Company made contributions in the amount of $13,500.

F. Commitment

Lease Commitment

On August 10, 2017, the Company entered into a lease agreement for office space. The lease (2601) expires August 9, 2018. The Company entered into an additional lease agreement for office space on November 25, 2017. This lease (2602) expires on May 24, 2018. The Company incurred rent expense of $71,326 for the year ended December 31, 2017.

Future minimum lease payments under the terms of this lease are:

Lease 2601 for 2017 and total	$ 47,592
Lease 2602 for 2017 and total	$ 31,734

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 116,578
DEDUCTIONS:	
Nonallowable assets	(51,980)
NET CAPITAL	$ 64,598
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 19,250
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.2980:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reynolds Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reynolds Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reynolds Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 12, 2018

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Reynolds Advisory Partners, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2017 through December 31, 2017.

Reynolds Advisory Partners, LLC

By: Douglas E Reynolds

Douglas E. Reynolds, President
Name and Title

December 31, 2017
Date

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Reynolds Advisory Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Reynolds Advisory Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Reynolds Advisory Partners, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Reynolds Advisory Partners, LLC's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Reynolds Advisory Partners, LLC's management is responsible for Reynolds Advisory Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instruction of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 12, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2845**********************MIXED AADC 220
67918 FINRA DEC
REYNOLDS ADVISORY PARTNERS LLC
900 S FIGUEROA ST APT 2601
LOS ANGELES, CA 90015-3929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,348.46

B. Less payment made with SIPC-6 filed (exclude interest) (904.00)
8/1/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,444.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,444.46

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reynolds Advisory Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,565,642
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0015	$ ~~[illegible]~~ 2,348.46 (to page 1, line 2.A.)

REYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Los Angeles Regional Office of the Securities and Exchange Commission
Michele Wein Layne, Regional Director
444 South Flower Street, Suite 900
Los Angeles, CA 90071

Gentlemen:

As required, enclosed please find copies of the annual audit for Reynolds Advisory Partners LLC (8-67918).

Let me know if you have any questions.

Regards,

Douglas E. Reynolds

President